SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
12/02/08


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER

1,681,300

8. SHARED VOTING POWER

634,750

9. SOLE DISPOSITIVE POWER

2,316,050
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,316,050

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

18.52%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock of TM Entertainment and Media, Inc. ("TMI" or the "Issuer").
The principal executive offices of TMI are located at

307 East 87th street
New York, NY 10028


Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Phillip Goldstein, 60 Heritage Drive,Pleasantville, NY
10570 a principal of Bulldog Investors and Andrew Dakos,
Park 80 West,Saddle Brook, NJ 07663, also a principal of
Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested such material. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000, but stayed the imposition of sanctions until the Massachusetts Superior Court issued a ruling on the Bulldog Parties motion described in the next paragraph.
On November 15, 2007 the Bulldog Parties filed a timely appeal in Massachusetts Superior Court of the Secretarys October 17, 2007 order.
On July 18, 2008, as part of the appeal, the Bulldog Parties filed a motion in Massachusetts Superior Court for summary judgment setting aside and vacating the Secretarys order. On March 23, 2007 the Bulldog
Parties filed a lawsuit in Massachusetts Superior Court to enjoin the aforementioned enforcement action on, among others grounds, that it violates the Bulldog Parties right of free speech under the First Amendment to the Constitution. On December 21, 2007 the
Massachusetts Superior Court ruled that information communicated by the Bulldog Parties has not been shown to be either misleading or related to unlawful activity but denied the Bulldog Parties motion for a preliminary injunction because the Court is not in the position of evaluating evidence and making ultimate findings as it would do after trial.
On January 18, 2008 the Bulldog Parties filed a notice of appeal with the Massachusetts Superior Court of that Courts denial of their motion for a preliminary injunction. Any appeal from a ruling of the Massachusetts Superior Court would first be decided by the Appeals Court of Massachusetts or, at its option, by the Supreme Judicial Court of Massachusetts.
The Bulldog Parties also intend to pursue their First Amendment
Claim at trial.
On March 25, 2008 the Bulldog Parties filed an amended complaint in Massachusetts Superior Court to include a claim that the Secretary does not have personal jurisdiction over them. On April 4, 2008 the Secretary filed a motion to dismiss the Bulldog Parties claim of lack of personal jurisdiction. On July 18, 2008 the Bulldog Parties filed a motion in Massachusetts Superior Court (1) for a preliminary injunction on the grounds that the Secretary does not have personal jurisdiction over them and (2) for reconsideration of their motion for a preliminary injunction based on their First Amendment claim. In September 2008, those motions to reconsider were denied and have been appealed to the Massachusetts
Court of Appeals.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.

Item 4 is amended as follows:
ITEM 4. PURPOSE OF TRANSACTION
On Dec 2, 2008 Opportunity Partners LP, a member of the group, sent the attached letter (See Exhibit 1) to the company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on 9/30/2008 there were 12,505,000 shares of common stock outstanding as of September 30, 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to vote 1,681,300 shares of TMI and share voting power on 634,750 shares.Bulldog Investors, Phillip Goldstein and Andrew Dakos have the sole authority to dispose of 2,316,050 shares.

c) During the past 60 days no shares of TMI were purchased.
None.


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Letter to Company


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/02/08

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


Exhibit 1:

Opportunity Partners L.P., 60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-2150 // pgoldstein@bulldoginvestors.com

December 2, 2008

Theodore S. Green, Chairman & Co-CEO
Malcolm Bird, Co-CEO
TM Entertainment and Media, Inc.
307 East 87th Street
New York, NY 10128

Dear Messrs. Green and Bird:
Opportunity Partners L.P. is a shareholder of TM Entertainment and Media,Inc.
(TMI) and is part of a shareholder group that owns more than 22% of TMIs publicly held shares.

In view of current market conditions, we believe there is virtually no chance that TMI can complete a transaction by October 17, 2009. Since its stock price is significantly below the value of the trust account, we believe it is in the best interests of TMIs shareholders to dissolve TMI as soon as possible.
Please advise us by December 5, 2008 whether the board will (1) promptly take the necessary actions to dissolve TMI and make a liquidating distribution to the public shareholders or (2) hold an annual meeting as soon as possible.
At the meeting we intend to (1) propose a bylaw change to increase the size of the board, (2) nominate a slate of directors to fill all open seats, and (3) submit a proposal to dissolve TMI.
If neither a proposed dissolution nor an annual meeting is announced by Friday, December 5, 2008 we intend to file a petition pursuant to section 211(c) of the Delaware General Corporation Law in the Delaware Court of Chancery to ask the Court to summarily order TMI to hold an annual meeting to elect directors.
    							Very truly yours,

Phillip Goldstein
Kimball & Winthrop, Inc.
							General Partner